HUSSMAN	Hussman Investment Trust
FUNDS	Shareholder Services
P.O. Box 46707
Cincinnati, OH 45246-0707

Filed via EDGAR

October 28, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hussman Investment Trust
File No. 811-09911
Response to Staff’s Comment on Form N-CSR for Fiscal Year Ended June 30, 2016

Ladies and Gentlemen:

Mr. Chad Eskildsen of the Commission’s staff recently contacted us to provide the following comment on the Form N-CSR of Hussman Investment Trust (the “Trust”) for the fiscal year ended June 30, 2016:

The Trust’s Annual Report reflects that, as of June 30, 2016, Hussman Strategic International Fund (HSIEX) had 32.1% of the value of its equity holdings, and 26.7% of the value of its net assets, invested in stocks domiciled in Japan.  Why has the Trust not included disclosure in the Prospectus of HSIEX concerning the risks of its investments in Japanese securities?

RESPONSE: Management is currently in the process of preparing a post-effective amendment to the Trust’s registration statement, which will be filed prior to November 1, 2016.  The Prospectus for HSIEX, which will be filed as part of the post-effective amendment, will include disclosure in the Risk/Return Summary as follows:

As of September 30, 2016, the Fund had 28.1% of the value of its stock portfolio invested in stocks of companies domiciled in Japan.  At times, the Japanese economy has been negatively affected by government intervention and protectionism, an unstable financial services sector, a heavy reliance on international trade, and natural disasters.  Some of these factors, as well as other adverse political developments, increases in government debt, and changes to fiscal monetary or trade policies, may negatively affect Japanese markets.

Thank you for your comment.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary/Chief Compliance Officer